                                                               EXHIBIT (A)(5)(A)

                AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.

                            245 FISCHER AVENUE, D-1

                          COSTA MESA, CALIFORNIA 92626


FOR IMMEDIATE RELEASE

October 5, 2001

AMERICAN RETIREMENT VILLAS PROPERTIES III L.P. RESPONDS TO C3 CAPITAL, LLC TENDER OFFER

COSTA MESA, Calif. October 5, 2001 - ARV Assisted Living, Inc., the Managing General Partner of American Retirement Villas Properties III L.P. (ARVP III), today confirmed it has received notice of an unsolicited offer to purchase up to 10,000 limited partnership units of ARVP III for a net cash price of $300 per unit in cash from C3 Capital, LLC, subject to reduction under certain circumstances. The offer is subject to various conditions. The Managing General Partner will review the offer, evaluate alternatives, and make a recommendation regarding the offer promptly to the limited partners. The Managing General Partner urges limited partners not to take any action with respect to the offer until the Managing General Partner makes its recommendation.

American Retirement Villas Properties III, L.P. is the owner and operator of two assisted living communities, which house and provide personal care and support services to senior residents. The two assisted living communities currently in operation are located in Camarillo, California and Chandler, Arizona and contain an aggregate of 287 units.

Contact:
   ARV Assisted Living Inc.
   Abdo H. Khoury, 714/751-7400